Exhibit 1.2
TERMS AGREEMENT
5.75% Debentures Due April 1, 2036
March 7, 2006
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri 63118
Dear Sirs:
     Anheuser-Busch Companies, Inc., a Delaware corporation (the “Company”), and UBS Securities LLC have entered into an Underwriting Agreement (the “Underwriting Agreement”), dated March 7, 2006, relating to the issuance from time to time by the Company of its debt securities under an indenture (the “Indenture”), dated as of July 1, 2001, between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee. This Terms Agreement, relating to the Debentures referred to below, is being entered into pursuant to the Underwriting Agreement. Capitalized terms used herein, not otherwise defined, have the meanings given them in the Underwriting Agreement.
     UBS Securities LLC and the several other underwriters named in Schedule A annexed hereto (the “Underwriters”) understand that the Company proposes to issue and sell $300,000,000 aggregate principal amount of 5.75% Debentures Due April 1, 2036 (the “Debentures”). Subject to the terms, conditions, representations and warranties set forth or incorporated by reference herein, the Company agrees to sell to the Underwriters and the Underwriters agree to purchase from the Company the Debentures at 98.893% of the principal amount thereof plus accrued interest from March 10, 2006, if any, to the Closing Date referred to below, and the Underwriters have agreed to make a payment to the Company of $375,000 on the Closing Date, with respect to the direct expenses incurred by the Company in connection with the offering of the Debentures. The Prospectus Supplement with respect to the Debentures is dated March 7, 2006 and includes the Prospectus dated October 13, 2005.
     The Underwriters will pay for such Debentures upon delivery thereof in New York, New York at 10:00 A.M. (New York time) on March 10, 2006 (the “Closing Date”) by wire transfer of immediately available funds, or at such other time on the Closing Date as shall be agreed upon by the Company and the Underwriters.
     The Debentures shall be issued in book-entry form and shall have the following terms:

(a) Interest:	5.75% per annum

(b) Maturity:	April 1, 2036

(c) Proceeds to the Company:	98.893% of the principal amount of Debentures plus accrued interest from March 10, 2006, if any. In addition, the Underwriters have agreed to make a payment to the Company of $375,000 on the Closing Date, which is in excess of the direct expenses incurred by the Company in connection with the offering of the Debentures.

(d) Price to Public:	The initial offering price to the public for the Debentures shall be 99.768% of the principal amount thereof.

(e) Interest Payment	April 1 and October 1, commencing October 1, 2006
Dates:

(f) Regular Record	March 15 and September 15
Dates:

(g) Optional	The Debentures will be redeemable, in whole or in part, at the option of the
Redemption:	Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures and (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 25 basis points plus, in each case, accrued interest thereon to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Quotation Agent obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Reference Treasury Dealer” means (i) Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, SunTrust Capital Markets, Inc., UBS Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third Business Day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Debentures to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption.
     All provisions contained in the Underwriting Agreement are incorporated by reference herein in their entirety and shall be deemed to be part of this Agreement to the same extent as if such provisions had been set forth in full herein.
     This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
     This instrument may be signed by the parties in counterparts which together shall constitute one and the same agreement between the parties and shall become effective at such time as each of the parties shall have signed such counterparts and shall have notified the other party thereof.
     This Terms Agreement is entered into as of 3:22 p.m., New York City time, on the date hereof.

     Please confirm your agreement herewith by having an authorized officer sign a copy of this Agreement in the space provided below.

Very truly yours,

UBS SECURITIES LLC
as Representative

		By:	/s/ Christian Stewart

			Name:	Christian Stewart
			Title:	Managing Director

Accepted and Agreed to as of the date first above written:		By:	/s/ Jordan Matusow

			Name:	Jordan Matusow
ANHEUSER-BUSCH COMPANIES, INC.			Title:	Associate Director

By:	/s/ William J. Kimmins, Jr.

William J. Kimmins, Jr.
Vice President and Treasurer

SCHEDULE A

Principal Amount
Underwriter	of Debentures
J.P. Morgan Securities Inc.	$65,000,000
Morgan Stanley & Co. Incorporated	65,000,000
UBS Securities LLC	65,000,000
Banc of America Securities LLC	21,000,000
Barclays Capital Inc.	21,000,000
Citigroup Global Markets Inc.	21,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	21,000,000
SunTrust Capital Markets, Inc.	21,000,000

$300,000,000

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